File No. 70-10200

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                       By

                                   ENRON CORP.

     In accordance with the order of the Securities and Exchange Commission dated March 9, 2004, Holding Co. Act Release No. 27809 (the "Order"), Enron Corp. ("Enron") hereby submits its report for the period March 9, 2004 to June 30, 2004 (the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

REPORTING REQUIREMENT NO. 1:

     With respect to securities and letters of credit issued during the respective quarter under (i) the Second Amended DIP Credit Agreement, as it may be amended, and (ii) any short-term debt securities issued by Portland General under its short-term revolving credit facility or otherwise, Applicants will disclose the name of the issuer, the principal or face amount of the security or letter of credit issued, the interest rate and the maturity date.

RESPONSE:

     See Exhibit A

     Portland General did not issue short-term debt securities under its short-term revolving credit facility or otherwise during the reporting period.



REPORTING REQUIREMENT NO. 2:

     With respect to (i) the cash management arrangements between Enron and its subsidiaries (excluding Portland General), and (ii) the cash management arrangements between Portland General and its subsidiaries, the Applicants will disclose the principal, interest rate, the maturity date and the name of the lending company for transactions during the respective quarter.

RESPONSE:

     See Exhibit B


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REPORTING REQUIREMENT NO. 3:

     Applicants will disclose the names of the associate companies transferred to each of Prisma and CrossCountry. Each such list will show the full roster of companies transferred to Prisma and CrossCountry as of the close of the respective quarterly reporting period.

RESPONSE:

     See Exhibit C

     No companies were transferred to Prisma during the reporting period.



REPORTING REQUIREMENT NO. 4:

     Applicants will disclose sales of all or substantially all of the assets of a subsidiary, companies and other entities in the Enron group, in each case, where the consideration received was $25,000 or more that have been completed within the respective quarterly reporting period. Such disclosure to include the name of the entity or a description of the assets sold and the aggregate consideration received for such sale.

RESPONSE:

     See Exhibit D

     Note: The Debtors, non-Debtor affiliates, and certain other related companies have completed asset sales during the respective quarterly reporting period resulting in gross consideration to the Debtors' bankruptcy estates, non-Debtor affiliates, and certain other related companies as set forth in Exhibit D. The sale proceeds have, in certain instances, been used to repay indebtedness or other claims, and may be further subjected to a variety of claims from related and unrelated parties. In certain instances a portion of the proceeds may have been and may continue to be subject to adjustments for the payment of certain items, including without limitation, commissions, break-up fees, professional fees, taxes, liens, working capital adjustments, indemnification claims, and other closing costs and disbursements. In certain instances, proceeds from these sales are segregated, or in escrow accounts, and the distribution of such proceeds will require either consent of the Creditors' Committee or an order of the Bankruptcy Court.



REPORTING REQUIREMENT NO. 5:

     Applicants will disclose the aggregate amount of Northern Border Partners' distributions out of partnership capital and the aggregate amount invested in Energy Assets during the respective quarter. Such disclosure will include a concise description of the Energy Assets acquired.


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RESPONSE:

     During the Reporting Period, Northern Border Partners paid total distributions of $39,905,877.61, of which the amount of $3,290,975.45 was out of partnership capital.

     During the Reporting Period, Northern Border Partners did not invest in any new Energy Assets.



REPORTING REQUIREMENT NO. 6:

     Applicants will summarize the corporate restructuring, simplification, dissolution and liquidation transactions that have been conducted during the respective quarter.

RESPONSE:

     See Exhibit E



REPORTING REQUIREMENT NO. 7:

     Applicants will disclose the types of services and goods sold by Enron to Portland General and by Portland General to Enron during the respective quarter. Such disclosure will include a description of services or goods transactions by category, with amounts expended for each category.

RESPONSE:

     See Exhibit F



REPORTING REQUIREMENT NO. 8:

     For the quarterly period that includes any filing of a consolidated tax return involving both Enron and Portland General, Applicants will disclose Portland General's separate return tax for the period concerned in the consolidated tax return and the amount of its tax payment to Enron for the same period. In addition, Applicants will disclose the aggregate amount of losses, credits or other tax attributes contributed by Enron to the consolidated tax return and the value received by Enron for such tax attributes as a result of the allocation method specified in the consolidated tax filing agreement.

RESPONSE:

     Applicants do not have any information to report for the quarterly period regarding Portland General's separate return tax based on a consolidated tax return or the amount of its tax payment to Enron for the same period. In addition, Applicants do not have any information to


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report for the quarterly period regarding the aggregate amount of losses, credits or other tax attributes contributed by Enron to the consolidated tax return or the value received by Enron for such tax attributes.



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-10200 to be signed on its behalf by the undersigned thereunto duly authorized.

     Beginning on December 2, 2001, Enron and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Additional subsidiaries have continued to file since that time. It is estimated that Enron had in excess of 2,500 subsidiaries prior to its bankruptcy filing. Enron's bankruptcy was followed by the dismissal of its auditors, Arthur Andersen LLP, investigations by numerous state and federal agencies, and the filing of numerous law suits. A significant number of Enron employees were terminated from their positions or left the company voluntarily for employment elsewhere, and many Enron subsidiaries and assets have been sold, wound down, and or closed. All these factors have caused significant disruption at Enron. Consequently, while the information contained in this report is believed to be substantially accurate, and has been compiled based on the best of Enron's knowledge, there can be no assurance that the information in this report is complete.

                                       ENRON CORP.


                                       By:    /s/ Raymond M. Bowen, Jr.
                                              -------------------------
                                       Name:  Raymond M. Bowen, Jr.
                                       Title: Executive Vice President, Chief
                                       Financial Officer and Treasurer
Date: August 27, 2004



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